UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2020

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-held Company with Authorized Capital

Corporate Taxpayer´s Registry No. 90.400.888/0001-42

Company Registry No. 35.300.332.067

NOTICE TO SHAREHOLDERS

Declaration and payment of Interest on Equity

We hereby inform the Shareholders and the general market that the Board of Directors of Banco Santander (Brasil) S.A. (“Company”), at the meeting held on the present date, approved the Board of Executive Officers’ proposal, ad referendum of the General Annual Meeting to be held on 2021, for the distribution of Interest on Company’s Equity, pursuant to Articles 17, item XVIII, and 37, second paragraph of the Company's Bylaws, in the gross amount of R$ 770,000,000.00 (seven hundred and seventy million reais), which, after the deduction of the amount related to the Income Tax Withheld at Source (“IRRF”), pursuant to the laws in force, result the net amount corresponding to R$ 654.500.000,00 (six hundred fifty four million five hundred thousand reais), except for immune and/or exempt shareholders:

Shares	Interest on Equity (gross value) (per share)	Interest on Equity (after tax) (per share)
ON (Common)	R$ 0,09837927086	R$ 0,08362238023
PN (Preferred)	R$ 0,10821719794	R$ 0,09198461825
Unit(*)	R$ 0,20659646879	R$ 0,17560699848

(*) One (1) Unit is comprised of 1 (one) Common Share and 1 (one) Preferred Share

The shareholders entitled for the Interest on Company’s Equity approved will be the ones registered in the Company’s books at the end of August 06, 2020 (including). Therefore, as of August 07, 2020 (including) the Company’s shares shall be traded “Ex-Interest on Equity”.

The Interest on Equity approved will be paid as of September 25, 2020 and fully considered within the amount of mandatory dividends to be distributed by the Company for year 2020, without any compensation as monetary indexation.

[Free English Translation]

Also, it remained formalized that the deliberation is in compliance with the provisions of CMN Resolution No. 4,820/2020.

Regarding holders of the Company’s American Depositary Receipts (ADRs) traded in the New York Stock Exchange – NYSE, the payment will be carried out by The Bank of New York Mellon, depositary bank of the ADRs.

Information regarding the US Record Date, payment date, or any further information may be obtained at www.adrbnymellon.com.

São Paulo, July 28th, 2020.

Angel Santodomingo

Investor Relations Officer

BANCO SANTANDER (BRASIL) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 28, 2020

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer